UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of February 2005

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250

Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

FIAT AND GM REACH SETTLEMENT AGREEMENT

SIGNATURES

FIAT AND GM REACH SETTLEMENT AGREEMENT

GM agrees to pay €1.55 billion to terminate the Master Agreement, including cancellation of the put option, the unwinding of all joint ventures and return of GM’s 10% equity interest in Fiat Auto Holdings to Fiat. The settlement will allow GM to continue to use some of Fiat’s diesel technology and to own a 50% interest in the Bielsko-Biala (Poland) plant which manufactures 1.3 litre diesel engines.

The Boards of Directors of Fiat and General Motors have met today to approve a contract to terminate the Master Agreement and related Joint Ventures between the two companies.

The Chairman of Fiat, Luca Cordero di Montezemolo said “We are delighted to have been able to conclude this agreement with General Motors. While highly beneficial to both Fiat and GM since 2000, the arrangements had become too confining for the development of Fiat Auto in today’s market environment. We now have all the necessary freedom to develop strategic growth alternatives for Fiat Auto, while retaining a base on which to build a much more constructive relationship with GM in the future.
“I believe that the successful outcome of the negotiations will create an important stimulus for Fiat Auto’s workforce to achieve the ambitious objectives that they have set themselves. It is also a most positive response for our customers, for whom we will be introducing four completely new models (two Fiat and two Alfa Romeo) in 2005.

The Chief executive Officer of Fiat S.p.A,, Sergio Marchionne said: “I firmly believe that the settlement reached with GM is fair and equitable to both parties. While on the one hand it deals with the valorization of the put option contained in the Master Agreement, it grants Fiat all the necessary freedom to develop its Auto business. We can now clearly focus on the operational objectives of Fiat Auto, and devote our full energies to the re-establishment and rationalization of our brands and the building of an effective network to maximize the success of our new product portfolio. The benefits of the relationship with GM are being preserved through a long term supply arrangement and other cooperation agreements, such as participation by Fiat in the GM alliance purchasing team model.”

The settlement agreement includes, among other things, the following items:

·	GM will pay to Fiat €1.55 Billion, €1 billion of which will paid immediately, with the remainder being paid upon completion of the unwinding of the Joint Ventures, which is expected within 90 days.
·	GM will return its 10% stake in Fiat Auto Holdings to Fiat.
·	GM will own 50% of the Bielsko Biala, Poland, plant which manufactures the 1.3 liter Diesel engine as well as 50% of the related intellectual property,
·	GM will co-own JTD engine technology while continuing to take most of its European requirements from the Fiat plant in Pratola Serra. Notwithstanding co-ownership of the intellectual property rights, GM cannot manufacture JTD Diesel engines outside Europe that are to be exported to Europe.
·	Both Fiat and GM will continue to support the joint development of existing platforms.
·	Fiat will continue to sell engineering support to GM for the development of diesel technology.

The unwinding of the joint ventures and the supply agreements will be put in place as quickly as possible in order to avoid any potential disruption to the respective businesses.

February 13, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 14, 2005

FIAT S.p.A.

BY: /s/ Mario Rosario Maglione
_____________________________

Mario Rosario Maglione

Power of Attorney